Exhibit 99.3

KPMG LLP
Chartered Professional Accountants
PO Box 10426
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Tel (604) 691-3000
Fax (604) 691-3031
www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eldorado Gold Corporation.

We consent to the incorporation by reference of our reports, each dated February 20, 2020, with respect to the consolidated financial statements of Eldorado Gold Corporation (the “Company”) for the years ended December 31, 2019 and 2018 and the effectiveness of internal control over financial reporting as of December 31, 2019 in the Company’s registration statements on Form F-10 (File no. 333-233055) and on Form S-8 (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600), which reports have been included in Exhibit 99.1 to the Company’s current report on Form 6-K dated February 20, 2020 furnished to the United States Securities and Exchange Commission. Our report on the consolidated financial statements refers to a change to accounting policies for leases in 2019 due to the adoption of IFRS 16 - Leases.

//s// KPMG LLP

Chartered Professional Accountants

February 20, 2020
Vancouver, Canada

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